UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Application to the Israeli Court for an Arrangement with Creditors

On November 3rd, 2010 Vuance Ltd. (the “Company”) submitted to the district court in Petach-Tikva, Israel, a request to summon meetings of creditors of the Company, in order to approve a proposed arrangement between the Company and its creditors.

The proposed arrangement involves an allotment of Ordinary Shares of the Company to its creditors, at a price of USD 0.09 per Ordinary Shares against 40% of the total outstaying debt to the creditors, to the effect of total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company).

The proposed arrangement is similar to the one which has been approved by the general meeting of the shareholders dated September 12, 2010.

A decision of the court has not been received yet.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: November 4, 2010